U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                   FORM 10-SB
                               (Amendment No. 1)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Clamshell Enterprises, Inc.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)



             Nevada                                               13-4067623
 ------------------------------                               -----------------
(State or other jurisdiction of                              (IRS Employer
 incorporation or organization)                              Identification No.)


        C/O Steven L. Siskind, 645 5th Ave, Suite 403, New York, NY 10022
                --------------------------------------             --------
               (Address of principal executive offices)           (Zip code)


                    Issuer's telephone number (212) 750-2002

           Securities to be registered under Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
To be so registered                              each class is to be registered
-------------------                              ------------------------------

         None                                                 N/A
         ----                                                 ---



           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value
                                 --------------
                                (Title of class)

                           Clamshell Enterprises, Inc.
                                   Form 10-SB





Table of Contents                                                           Page

                                     Part I

Item 1.  Description of Business                                              2
Item 2.  Management's Discussion and Analysis or Plan of Operations          16
Item 3.  Description of Property                                             18
Item 4.  Security Ownership of Certain Beneficial Owners and Management      18
Item 5.  Directors, Executive Officers, Promoters, and Control Persons.      19
Item 6.  Executive Compensation                                              20
Item 7.  Certain Relationships and Certain Transactions                      21
Item 8.  Description of Securities                                           21

                                     Part II

Item 1.  Market Price and Dividends on the Registrant's Common               23
          Equity and other Shareholder Matters
Item 2.  Legal Proceedings                                                   23
Item 3.  Changes in and Disagreements with Accountants.                      23
Item 4.  Recent Sales of Unregistered Securities                             23
Item 5.  Indemnification of Directors and Officers                           24

                                    Part F/S

Independent Auditors Report and Financial statements                         F-1

                                    Part III

Index to Exhibits and Description of Exhibits                                25

Signatures                                                                   25

Item 1.   Description of Business.

          Clamshell Enterprises, Inc. (the "Company") was incorporated under the laws of the State of Nevada on June 4, 1999. The Company was formed as a blind pool or blank check Company for the purpose of seeking to complete a merger or business acquisition transaction.

          The Company has generally been inactive since inception. Its only activities have been organizational ones, directed at developing its business plan and conducting a limited search for business opportunities. The Company has no full-time employees and owns no real estate or personal property.

          The Company has elected to initiate the process of voluntarily becoming a reporting Company under the Securities Exchange Act of 1934 by filing this Form 10-SB registration statement. Following the effective date of this registration statement, the Company intends to comply with the periodical reporting requirements of the Securities Exchange Act of 1934 and to seek to complete a business acquisition transaction.

          The Company is a "blind pool" or "blank check" Company, whose business plan is to seek, investigate and if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchaser, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. However, at the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

          Alternatively, the Company may be referred to as a "shell corporation" and once trading on the NASD Bulletin Board, a "trading and reporting shell corporation." Shell corporations have zero or nominal assets and typically no stated or contingent liabilities. Private companies wishing to become publicly trading may wish to merge with a shell (a "reverse merger") whereby the shareholders of the private company become the majority of the shareholders of the combined company. The private company may purchase for cash all or a portion of the common share of the shell corporation from its major stockholders. Typically, the Board of directors and officers of the private company become the new Board and officers of the combined company and often the name of the private company becomes the name of the combined company.

          Prior to the effective date of this registration statement, it is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved with corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses that they represent have a general interest in considering a merger or acquisition with a blind pool or blank check or shell entity. No direct discussions regarding the possibility of merger are expected to occur until after the effective date of this registration statement.

No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions. Furthermore, no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholders.

          The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become public corporations and which are able to satisfy, or anticipate and which are able to in the reasonable near future, meet the minimum tangible asset requirement in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop new products or services or to expand into a new market, or have plans for rapid expansion through acquisition of competing businesses; (iv) other similar characteristics. The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate might have little or no operating history, or a history of losses or low profitability.

          The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

          As a consequence of this registration of its securities, any entity that has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public Company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current principal stockholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current principal stockholders relative to their purchase price for such stock. In the Company's judgment, none of the officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when minority stockholders are unable to sell their shares because of the lack of a public market for such shares.

          Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management and board positions with the Company in connection with a change of control or acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company's
- Lack of Continuity and Management"). In the event of such a resignation, the Company's current management would thereafter have no control over the conduct of the Company's business.

          It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plan, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

          The Company does not foresee that it will enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the forgoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Nevada law to enter into such a transaction if:

          (1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

          (2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

          (3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

          To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other Company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

          It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

          Certain types of business combination or business acquisition transactions may be completed without any requirement that the Company first submit the transaction to the stockholders for their approval. In the event the proposed transaction is structured in such a fashion that stockholder approval is not required, holders of the Company's securities (other than principal stockholders holding a controlling interest) should not anticipate that they will be consulted or that they will be provided with financial statements or any other documentation prior to the completion of the transaction. Other types of transactions require prior approval of the stockholders.

          In the event a proposed business combination or business acquisition transaction is structured in such a fashion that prior stockholder approval is necessary, the Company will be required to prepare a Proxy or Information Statement describing the proposed transaction, file it with the Securities and Exchange Commission for review and approval, and mail a copy of it to all Company stockholders prior to holding a stockholders meeting for purposes of voting on the proposal. Minority shareholders that do not vote in favor of a proposed transaction will then have the right, in the event the transaction is approved by the required number of stockholders, to exercise statutory dissenter's rights and elect to be paid the fair value of their shares.

          The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

          Otherwise, in analyzing potential business opportunities, Company management anticipates that it will consider, among other things, the following factors:

          (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

          (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

          (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming, sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

          (4) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

          (5) The extent to which the business opportunity can be advanced;

          (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

          (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

          (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

          (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

          In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (1) have net tangible assets of at least $4.0 million, or a market capitalization of $50.0 million, or net income of not less that $0.75 million in its latest fiscal year or in two of the last three fiscal years; (2) have a public float (i.e., shares that are not held by any officer, director or 10% stockholder) of at least 1.0 million shares; (3) have a minimum bid price of at least $4.00; (4) have at least 300 round lot stockholders (i.e., stockholders who own not less than 100 shares); and (5) have an operating history of at least one year or have a market capitalization of at least $50.0 million. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

          No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

          The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

          Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and Company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such Company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger or acquisition transaction; and the like.

          As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

          It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

          Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, who have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

          It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of the review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting stock of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

          It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986 as amended, depends upon the issuance to the stockholders of the acquired Company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal stockholders. See "Description of Business - General."

          It is anticipated that any new securities issued in any reorganization would be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

          The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous terms.

          As a general matter, the Company anticipates that it, and/or its principal stockholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specific grounds.

          It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision were made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

          The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "Investment Company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

          The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates the reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment Company securities. Since the Company will not register as an Investment Company, stockholders will not be afforded these protections.

Competition

          The Company expects to encounter substantial competition in its efforts to locate attractive business combination opportunities. The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies, brokerage firms, and the like. Some of these types of organizations are likely to be in a better position than the Company to obtain access to attractive business acquisition candidates either because they have greater experience, resources and managerial capabilities than the Company, because they are able to offer immediate access to limited amounts of cash, or for a variety of other reasons. The Company also will experience competition from other public "blind pool" companies, some of which may also have funds available for use by an acquisition candidate.

Administrative Offices

          The Company currently maintains a mailing address at the office of its attorney, Steven L. Siskind, Esq. 645 5th Ave, Suite 403, New York, NY 10022. The Company's telephone number there is (212) 750-2002. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of the mailing address.

Employees

          The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors
------------

          A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

                    It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interest of other Company shareholders. Depending upon the nature of a proposed transaction, Company shareholders other than the principal shareholders may not be afforded the opportunity to approve or consent to a particular transaction. See "Conflicts of Interest."

          B. Possible Need for Additional Financing. The Company has very limited funds, and such funds, may not be adequate to take advantage of any available business opportunities. Even if the Company's currently available funds prove to be sufficient to pay for its operations until it is able to acquire an interest in, or complete a transaction with, a business opportunity, such funds will clearly not be sufficient to enable it to exploit the opportunity. Thus, the ultimate success of the Company will depend, in part, upon it availability to raise additional capital. In the event that the Company requires modest amounts of additional capital to fund its operations until it is able to complete a business acquisition or transaction, such funds, are expected to be provided by the principal shareholders. However, the Company has not investigated the availability, source, or terms that might govern the acquisition of the additional capital which is expected to be required in order to exploit a business opportunity, and will not do so until it has determined the level of need for such additional financing. There is no assurance that additional capital will be available from any source or, if available, that it can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

          C. Regulations of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that impose special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purpose of the rule, the phrase "accredited investor" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker dealer must make special suitability determination for the purchaser and receive the purchasers written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's securities and the ability to purchase the Company's securities to sell such securities in any market that might develop therefor.

                    In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 under the Securities Act of 1933, an Rules 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7
                    under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market, which might develop.

                    Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
                    (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns form being established with respect to the Company's securities.

          D. No Operating History. The Company was formed in June of 1999, as a blind pool or blank check entity, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than a modest amount of cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

          E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

          F. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 " Description of Business."

          G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not, that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded Company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

          H. Impracticability of Exhaustive Investigation. The Company's limited funds and lack of full-time management will make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particular dependent in making decisions upon information provided by the promoter, owner, sponsor, or other associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

          I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

          J. Need for Audited Financial Statements. The Company will require audited financial statements from any business that it proposes to acquire. Since the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934 (the "Exchange Act"), it will be required to include audited financial statements in its periodical reports for any existing business it may acquire. In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Finally, without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited. Consequently, acquisitions prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition.

          K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

          L. Dependence upon Management; Limited Participation of Management. The Company will be entirely dependant upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. It is possible that, from time to time, the inability of such persons to devote their full time attention to the business of the Company could result in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible future business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

          M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with any acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

          N. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its, directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

          O. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The Company's officers, without any input from shareholders will make the selection of any such advisor. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

          P. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

          Q. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

          R. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

          S. Loss of Control by Present Management and Stockholders. In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued Common Stock that represents the greater majority of the voting power and equity of the Company. In conjunction with such a transaction, the Company's current officers, directors, and principal shareholders could also sell all, or a portion, of their controlling block of stock to the acquired Company's stockholders. Such a transaction would result in a greatly reduced percentage of ownership of the Company by its current shareholders. As a result, the acquired Company's stockholders would control the Company, and it is likely that they would replace the Company's management with persons who are unknown at this time.

          T. No Public Market Exists. There is currently no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchasers finds a broker willing to effect a transaction in theses securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many leading institutions will not permit the use of such securities as collateral for any loans.

          U. Rule 144 Sales. All of the presently outstanding shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period, may under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a Company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of at least two years. As of the date hereof, all 1,927,700 of the currently outstanding shares of common stock of the Company have been held by the current owners thereof for a period of less than two years. However, it is the SEC's position that securities issued by a blank check company cannot be resold under Rule 144, but must be registered under the Act. Accordingly, none of the shares held by the present shareholders may be resold under Rule 144, but may only be sold pursuant to an effective registration statement. A sale pursuant to subsequent registrations of common stock of present shareholders may have a depressive effect upon the price of the common stock in any market that may develop.


          V. Blue Sky Consideration. Because the securities registered hereunder have not been registered for resale under the Blue-Sky laws of any state. The holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware, that there may be significant state Blue-Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind pool or "blank check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.   Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resource

          The Company is a blank check company and, since inception, has experienced no significant change in liquidity or capital resources or stockholders equity other than the receipt of proceeds in the amount of $18,738 for its operating expenses. Substantially all of such funds have been used to pay expenses incurred by the Company. Consequently, as of March 31, 2002, the Company's balance sheet reflects current and total assets of $5,593.

          The Company intends to seek to carry out its plan of business as discussed herein. In order to do so, it will require additional capital to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement on form 10-SB, and in conjunction with future compliance with its on-going reporting obligations.

Results of Operations

          During the period from June 7, 1999 (inception) through December 31, 2001, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934. During this period, the Company received no revenues and had no ongoing operation other than organizational ones.

          For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with registration and compliance with reporting obligations under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

          The Company's existing capital will not be sufficient to meet the Company's cash needs, including the costs of completing its registration and complying with its continuing reporting obligation under the Securities Exchange Act of 1934. Accordingly, additional capital will be required.

          No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. Not withstanding the forgoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering distribution of the Company's securities.

          Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Item 3.   Description of Property.

          The Company currently maintains a mailing address at the office of its attorney, Steven L. Siskind, Esq. 645 5th Ave, Suite 403, New York, NY 10022. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is 212-750-2002.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          The following table sets forth, as of the date of this Registration Statement, stock ownership of each executive officer and director of Clamshell Enterprises, Inc., of all executive officers and directors of Clamshell Enterprises, Inc. as a group, and of each person known by Clamshell Enterprises, Inc. to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of Clamshell Enterprises, except as may be otherwise noted.

                                             Number of Shares         % of
          Name and address                  Beneficially Owned     Class Owned
          ----------------                  ------------------     -----------

          Gary B. Yankelowitz                     919,000              31.2%
          201 E. 87th St
          New York, NY 10128

          Ambassador Capital Group                300,000              10.2%
          515 Madison Avenue
          New York, NY 10022

          Mid-Continental Securities Corp.        619,000              21.%
          515 Madison Avenue
          New York, NY 10022

          Rudy B. Ambrosi                       1,000,000              33.9%
          3131 Regatta Road
          Naples, Florida 34103

          All Directors and                           -0-               -0-
          Executive Officers (3 persons)

Item 5.   Directors, Executive Officers, Promoters, and Control Persons.

          The directors and executive officers serving the Company are as follows:

          Name                         Age              Position Held
          ----                         ---              --------------

          James Charles                58               President/Director

          Richard Starke               44               Secretary

          Dominick Pope                69               Director

          The directors named above will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

          The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information


James J. Charles, President/Director, is a financial executive. Since January 15, 1999 he has been the Sr. vice President Finance and Chief financial Officer of ATEC Group, Inc. ATEC is an authorized dealer for leading computer manufacturers and provides information technology products to businesses, professionals and government and educational institutions. From 1994 to 1998 he was a financial consultant to several public companies including ATEC. From 1991 to 1994 he was the Chief Financial Officer of Caribbean Printing Industries. From 1966 to 1992 he was a partner with Ernst & Young.


Richard Starke, Secretary, has been the President and founder of Starke Marine Services, Inc since 1992. He specializes in the design, sale, installation, and repair of marine refrigeration equipment. Prior to 1992, was employed by several companies specializing in marine services.

Dominick Pope, Director, has been a Director of the Company since inception. Mr. Pope is also Secretary and a Director of F-Pack International Inc. Mr. Pope attended the Baruch School of Business at the City University of New York, and is a founder of Intercom Technologies, Inc, serving as President and Chairman of the Board of Directors since 1977 and Treasurer since March 1985 until his resignation in April 1998. Mr. Pope is presently President of L.J. Loeffler In House Communications, Inc.

Indemnification of Officers and Directors

          As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company. Pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Conflicts of Interest

          None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

          The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.   Executive Compensation.

          No officer or director has received any compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.   Certain Relationship and Related Transactions

          No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

          The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such stock issuance might be made.

          It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

          The Company does not maintain an office, but it does maintain a mailing address at the office of its attorney, Steven L. Siskind, 645 5th Ave, Suite 403, New York, NY 10022, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

          Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individual or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities

Common Stock

          The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock par value $.001, of which 2,949,890 shares were issued and outstanding as of December 31, 2001. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

          Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

          The Company is authorized to issue 5,000,000 shares of Preferred Stock, par value $.01, which may be issued in one or more series at the discretion of the Board of Directors. There were no Preferred Shares issued and outstanding as of December 31, 2001.

Transfer Agent

          The Company's Transfer Agent is Manhattan Transfer Registrar Co., 58 Dorchester Road, Lake Ronkonkoma, NY 11779.

Reports to Stockholders

          The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31, containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another Company, it is the intention of management to continue furnishing annual reports to its stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     Part II

Item 1. Market Price and Dividends on the Registrant's Common equity and other Shareholder Matters

          There has been no established public trading market for the Company's securities since its inception on June 4, 1999. As of March 31, 2002, the Company had 2,949,800 shares issued and outstanding and 32 shareholders of record. No dividends have been paid to date and the Company's Board of directors does not anticipate paying dividends in the foreseeable future.

Item 2.   Legal Proceedings.

          The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

Item 3.   Changes in and Disagreements with Accountants.

          The Company has had no changes in or disagreements with accountants on accounting or financial disclosure matters.

Item 4.   Recent sales of Unregistered Securities.

          The following unregistered securities of the Company have been issued in the past 3 years:

          In June 1999 the Company issued an aggregate of 350,000 shares of restricted common stock to two affiliates pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act") for an aggregate consideration of $ 300.

          In June, 1999, the Company issued an aggregate of 23,000 shares of restricted common stock to ten non-affiliates pursuant to an exemption from registration under Regulation D, Rule 506 of the Act for an aggregate consideration of $2,300.

          In July 1999, the Company issued an aggregate of 6,700 shares of restricted common stock to nine non-affiliates pursuant to an exemption from registration under Regulation D, Rule 506 of the Act for an aggregate consideration of $67.

          In July 1999, the Company issued an aggregate of 8,000 shares of restricted common stock to two affiliates pursuant to an exemption from registration under Section 4(2) of the Act for an aggregate consideration of $80.

          In July 1999, the Company issued an aggregate of 2,000 shares of restricted common stock to two non-affiliates pursuant to an exemption from registration under Regulation D, Rule 506 of the Act for an aggregate consideration of $200.

          In July 1999, the Company issued 300,000 shares of restricted common stock to an affiliate pursuant to an exemption from registration under Section 4(2) of the Act for an aggregate consideration of $300.

          In February 2000, the Company issued an aggregate of 1,238,000 shares of restricted common stock to two affiliates pursuant to an exemption from registration under Regulation D, Rule 506 of the Act, for an aggregate consideration of $1,238.

          In October 2001, the Company issued an aggregate of 3,600 shares of restricted common stock to two non-affiliates pursuant to an exemption from registration under Regulation D, Rule 506 of the Act for an aggregate consideration of $1,800.

          In November, 2001, the Company issued an aggregate of 5,500 shares of restricted common stock to three non-affiliates pursuant to an exemption from registration under Regulation D, Rule 506 of the Act for an aggregate consideration of $2,750.

          In December 2001, the Company issued 1,000,000 shares of restricted common stock to an affiliate pursuant to an exemption from registration under
Section 4(2) of the Act for an aggregate consideration of $1,000.

          In December 2001, the Company issued an aggregate of 13,000 shares of restricted common stock to two non-affiliates pursuant to an exemption from registration under Regulation D, Rule 506 of the act for an aggregate consideration of $6,500.

Item 5.   Indemnification of Directors and Officers

          The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 3(i) and 3(ii) respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

Part F/S
--------

          The Financial Statements of Clamshell Enterprises, Inc. required by regulation S-B commence on page F-1 hereof and are incorporated herein by reference.
                                       24

                           CLAMSHELL ENTERPRISES, INC.

                                 MARCH 31, 2002
                                   (UNAUDITED)



                                    I N D E X


                                                                        Page No.
                                                                        --------



BALANCE SHEETS                                                            F-2


STATEMENTS OF OPERATIONS                                                  F-3


STATEMENTS OF CASH FLOWS                                                  F-4


NOTES TO FINANCIAL STATEMENTS                                             F-5




                                        CLAMSHELL ENTERPRISES, INC.


                                             BALANCE SHEETS


                                                                             (Unaudited)
                                                                              March 31,         December 31,
                                                                              ---------         ------------
                                                                               2 0 0 2            2 0 0 1
                                                                               -------            -------

                                                 Assets
                                                 ------

Current Assets
     Cash                                                                     $    793             $  7,740
     Due from related party                                                      4,800                 --
                                                                              --------             --------

         Total Assets                                                         $  5,593             $  7,740
                                                                              --------             --------

                                Liabilities And Stockholders' Deficiency
                                ----------------------------------------

Current Liabilities
     Accrued expenses                                                         $  2,350             $  3,940
                                                                              --------             --------

         Total Current Liabilities                                               2,350                3,940

Long-Term Liabilities
     Due to shareholders                                                         1,732                1,733
                                                                              --------             --------


                                  Total Liabilities                              4,082                5,673
                                                                              --------             --------


Stockholders' Deficiency
     Common stock - $ .001 par value,
          10,000,000 shares authorized,
          shares issued and outstanding
          2,953,800 - 2002 and 2,949,800 - 2001                                  2,954                2,950
     Additional paid-in capital                                                 15,784               13,788
     Deficit                                                                   (17,227)             (14,671)
                                                                              --------             --------

                 Total Stockholders' Deficiency                                  1,511                2,067
                                                                              --------             --------

                  Total Liabilities And Stockholders' Deficiency              $  5,593             $  7,740
                                                                              ========             ========

                    The accompanying notes are an integral part of these financial statements.

                                                         F-2


                                   CLAMSHELL ENTERPRISES, INC.


                                    STATEMENTS OF OPERATIONS
                                          (UNAUDITED)



                                                                Three Months Ended March 31,
                                                             ----------------------------------
                                                               2 0 0 2               2 0 0 1
                                                               -------               -------
Cost and Expenses
     General and administrative expenses:
        Bank charges                                         $        15            $      --
        Professional fees                                            910                   --
        Stock purchase fees                                        1,632                   --
                                                             -----------            -----------

               Total cost and expenses                             2,557                   --
                                                             -----------            -----------

               Operating Loss                                     (2,557)                  --

        Other income  - dividends                                   --                        1
                                                             -----------            -----------

               Net (Loss) Income                             $    (2,557)           $         1
                                                             ===========            ===========



        Loss Per Common Share                                $      (.00)           $       .00
                                                             ===========            ===========


        Weighted Average Common Shares Outstanding             2,951,700              1,927,700
                                                             ===========            ===========






            The accompanying notes are an integral part of these financial statements.

                                                    F-3



                                       CLAMSHELL ENTERPRISES, INC.


                                        STATEMENT OF CASH FLOWS
                                             (UNAUDITED)


                                                                        Three Months Ended March 31,
                                                                       -----------------------------
                                                                        2 0 0 2              2 0 0 1
                                                                        -------              -------


Cash Flows From Operating Activities
     Net income (loss)                                                 $(2,557)               $     1
        Changes in assets and liabilities:
               Accrued expenses                                         (1,590)                  --
                                                                       -------                -------

Net Cash Provided By (Used In) Operating Activities                     (4,147)                     1
                                                                       -------                -------



Cash Flows From Financing Activities
     Additional paid-in-capital                                          1,996                   --
     Capital stock                                                           4                   --
     Due from related party                                             (4,800)                  --
                                                                       -------                -------

Net Cash Used In Financing Activities                                   (2,800)                  --
                                                                       -------                -------



Net Increase (Decrease) In Cash                                         (6,947)                     1
                                                                        (1,122)                (1,122)


Cash - Beginning of period                                               7,740                     57
                                                                       -------                -------

Cash - End of period                                                   $   793                $    58
                                                                       =======                =======



       The accompanying notes are an integral part of these financial statements.

                                          F-4

                           CLAMSHELL ENTERPRISES, INC.


                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

1. THE COMPANY, MANAGEMENT DISCUSSION AND PLAN OF OPERATION

     On June 4, 1999, Clamshell Enterprises, Inc. (the "Company"), was incorporated under the laws of the State of Nevada. The Company is a "blank check" company. A "blank check" company is a company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.

     Due to the Company having no specific business plan or operations, the Company is not a "Development Stage Company" as defined by Generally Accepted Accounting Principles (GAAP), as was reported in the Company's prior financial statements. Therefore, cumulative amounts are not reported on the statements of operations and cash flows.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company was a blank check Company for the three months ended March 31, 2002 and has experienced no significant change in liquidity, capital resources or stockholders' equity other than the receipt of proceeds for its operating expenses. Substantially all of such funds have been used to pay expenses incurred by the Company.

     RESULTS OF OPERATIONS

     For the three months ended through March 31, 2002 and 2001, the Company has engaged in no significant operations other than the acquisition of capital for general and administrative expenses and preparation for registration of its securities under the Securities Exchange Act of 1934. During this period, the Company received no operating revenues. General and administrative expenses consist primarily of professional, consulting and other fees.

                           CLAMSHELL ENTERPRISES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


1. THE COMPANY, MANAGEMENT DISCUSSION AND PLAN OF OPERATION (Continued)

     NEED FOR ADDITIONAL FINANCING

     The Company's existing capital will not be sufficient to meet the Company's cash needs, including the costs of completing its registration and complying with its continuing reporting obligation under the Securities Exchange Act of 1934. Accordingly, additional capital will be required.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     STATEMENT OF CASH FLOWS

     The Company considers all highly liquid debt instruments purchased with a maturity at three months or less to be cash equivalents.

     No cash was paid for interest and taxes for the periods ended March 31, 2002 and 2001.

     START-UP COSTS

     The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities". The SOP provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred.

     The start-up costs consist principally of professional, consulting and other fees.

     NET LOSS PER COMMON SHARE

     The net loss per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding at March 31, 2002 and 2001.

     USE OF ESTIMATES

     The preparation of the accompanying financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

                           CLAMSHELL ENTERPRISES, INC.


                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS 107") requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS No. 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

     As a result of the difficulties presented in the valuation of due from related party and loans payable to officers/stockholders, because of their related party nature, estimating the fair value of these financial instruments is not considered practicable. The fair values of all other assets and liabilities do not differ materially from their carrying amounts. None of the above are derivative financial instruments and none are held for trading purposes.

3.   INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

     The Company has not yet commenced an active trade or business, therefore, the Company did not provide any current or deferred federal or state income tax provision or benefit for any of the periods presented because to date, it has experienced operating losses. The Company has a federal net operating loss carryforward of approximately $17,000 expiring in the years 2019 through 2022. The tax benefit of this net operating loss, based on effective tax rate of 40% is approximately $7,000 and has been offset by a full valuation allowance. For the three months ended March 31, 2002, based on effective tax rate of 40%, the valuation allowance increased by $1,022.

                           CLAMSHELL ENTERPRISES, INC.


                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)



4. COMMON STOCK

     The Company is authorized to issue 10,000,000 shares of par value $.001 common stock. During the year ended December 31, 1999, 689,700 shares were issued at prices from $.001871 to $.10 per share to raise capital to finance the Company's operations.

     On February 23, 2000, 1,238,000 shares of common stock were issued to various shareholders for $.001 per share to raise additional capital necessary to finance the Company's operations.

     During the fourth quarter of 2001, 22,100 shares of common stock were issued to various shareholders for $.50 per share to raise additional capital necessary to finance the company's operations. The price of $.50 per share, which exceeds the book value per share, was determined as fair value by management as there was no public market for the stock.

     On December 19, 2001, 1,000,000 shares of common stock were issued to a shareholder for $.001 per share to raise additional capital necessary to finance the Company's operations.

     During the quarter ended March 31, 2002, 4,000 shares of common stock were issued to various shareholders for $.50 per share to raise additional capital necessary to finance the Company's operations. The price of $.50 per share, which exceeds the book value per share, was determined as fair value by management as there was no public market for the stock.

     Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote. There were no dividends paid for the three months ended March 31, 2002 and 2001.


5. RELATED PARTY TRANSACTIONS

     Since inception on June 4, 1999 through March 31, 2002, the Company had paid $6,715 in legal and administration fees to related parties.

                           CLAMSHELL ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                DECEMBER 31, 2001






                                    I N D E X


                                                                       Page No.
                                                                       --------

INDEPENDENT AUDITORS' REPORT                                              F-9


BALANCE SHEETS                                                            F-10


STATEMENTS OF OPERATIONS                                                  F-11


STATEMENT OF STOCKHOLDERS' DEFICIENCY                                     F-12


STATEMENTS OF CASH FLOWS                                                  F-13


NOTES TO FINANCIAL STATEMENTS                                             F-14

Board of Directors and Stockholders
Clamshell Enterprises, Inc.
New York, N.Y.


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


We have audited the accompanying balance sheet of Clamshell Enterprises, Inc. (a development stage company) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' deficiency, and cash flows and for the years then ended and for the period June 4, 1999 inception to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clamshell Enterprises, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended and for the period June 4, 1999 inception to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Livingston, Wachtell & Co., LLP
------------------------------------
     Livingston, Wachtell & Co., LLP


New York, New York
March 22, 2002



                           CLAMSHELL ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS



                                                                        DECEMBER 31,
                                                                        ------------
                                                                    2 0 0 1     2 0 0 0
                                                                   --------    --------

                                         ASSETS
                                         ------

CURRENT ASSETS
     Cash                                                          $  7,740    $     57
                                                                   --------    --------

         TOTAL ASSETS                                              $  7,740    $     57
                                                                   --------    --------



                        LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                        ----------------------------------------

CURRENT LIABILITIES
     Accrued expenses                                              $  3,940    $  4,090
                                                                   --------    --------

         TOTAL CURRRENT LIABILITIES                                   3,940       4,090

LONG-TERM LIABILITIES
     Due to related party                                             1,733         140
                                                                   --------    --------


                                  TOTAL LIABILITIES                   5,673       4,230
                                                                   --------    --------

STOCKHOLDERS' DEFICIENCY
     Common Stock - $ .001 par value,
        authorized 10,000,000 shares,
        shares issued and outstanding;
        2,949,800 - 2001; 1,927,700 - 2000                            2,950       1,928
     Additional paid-in capital                                      13,788       2,760
     Deficit accumulated during the development stage               (14,671)     (8,861)
                                                                   --------    --------

                 TOTAL STOCKHOLDERS' DEFICIENCY                       2,067      (4,173)
                                                                   --------    --------

                  TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY   $  7,740    $     57
                                                                   ========    ========


                         The accompanying notes are an integral
                           part of these financial statements.

                                          F-10



                                   CLAMSHELL ENTERPRISES, INC.
                                  (A DEVELOPMENT STAGE COMPANY)

                                    STATEMENTS OF OPERATIONS



                                                                                   JUNE 4, 1999
                                                       YEAR ENDED DECEMBER 31,     INCEPTION TO
                                                     --------------------------    DECEMBER 31,
                                                         2001           2000           2001
                                                         ----           ----           ----

COST AND EXPENSES
     General and administrative expenses:
        Consulting fees                              $      --      $      --      $     1,000
        Bank charges                                          77            190            442
        Edgar filing service fees                           --             --              745
        Legal fees                                         2,150          1,590          4,225
        Accounting fees                                    2,700          1,000          5,200
        Transfer agent fees                                 --            1,450          1,680
        Miscellaneous                                        885            556          1,441
                                                     -----------    -----------    -----------

               Total cost and expenses                     5,812          4,786         14,733
                                                     -----------    -----------    -----------
               OPERATING LOSS                             (5,812)        (4,786)       (14,733)

        Other income  - dividends                              2             20             62
                                                     -----------    -----------    -----------

               NET LOSS                              $    (5,810)   $    (4,766)   $   (14,671)
                                                     ===========    ===========    ===========


        LOSS PER COMMON SHARE                        $      (.00)   $      (.00)
                                                     ===========    ===========

        WEIGHTED AVERAGE COMMON
          SHARES OUTSTANDING                           1,964,798      1,745,044
                                                     ===========    ===========


                             The accompanying notes are an integral
                               part of these financial statements.

                                             F-11



                                            CLAMSHELL ENTERPRISES, INC.
                                           (A DEVELOPMENT STAGE COMPANY)

                                       STATEMENT OF STOCKHOLDERS' DEFICIENCY

                                    JUNE 4, 1999 INCEPTION TO DECEMBER 31, 2001



                                                                                         DEFICIT
                                                   COMMON STOCK                        ACCUMULATED
                                                 $.001 PAR VALUE          ADDITIONAL   DURING THE        STOCK
                                                 ---------------           PAID-IN     DEVELOPMENT        SUB-
                                              SHARES        AMOUNT         CAPITAL        STAGE        SCRIPTION
                                           -----------    -----------    -----------   -----------    -----------

Sales of stock subscriptions
     Avg. price of $.005114 per share -
     June 4, 1999 inception                    317,750    $       318    $     1,307                  $    (1,625)
     $.10 per share - June         1999         55,250             55            520                         (575)
     $.10 per share - July 1999                  3,950              4            391                         (395)
     $.001871 per share - July 7, 1999         310,000            310            270                         (580)
     $.10 per share - August 11, 1999            2,000              2            198                         (200)
Sales of stock for cash
     $.10 per share - June 22, 1999                750              1             74

Subscriptions receivable collected                                                                          3,175

Net loss for the period June 4, 1999
      through December 31, 1999                                                        $    (4,095)
                                           -----------    -----------    -----------   -----------    -----------
         BALANCE - December 31, 1999           689,700            690          2,760        (4,095)          (200)

Sales of stock for cash
     $.001 per share - February 23, 2000     1,238,000          1,238           --

Subscriptions receivable collected
                                                                                                              200

Net loss - 2000                                                                             (4,766)
                                           -----------    -----------    -----------   -----------    -----------

         BALANCE - December 31, 2000         1,927,700          1,928          2,760        (8,861)          --

Sales of stock for cash
     $.05 per share October 2001                 3,600              4          1,796
     $.05 per share November 2001                5,500              5          2,745
     $.05 per share December 2001               13,000             13          6,487
     $.001 per share December 2001           1,000,000          1,000           --

Net loss - 2001                                                                             (5,810)
                                           -----------    -----------   -----------    -----------    -----------

         BALANCE - December 31, 2001         2,949,800    $     2,950    $    13,788   $   (14,671)   $      --
                                           ===========    ===========   ===========    ===========    ===========


                                      The accompanying notes are an integral
                                        part of these financial statements.

                                                        F-12



                                   CLAMSHELL ENTERPRISES, INC.
                                  (A DEVELOPMENT STAGE COMPANY)

                                     STATEMENT OF CASH FLOWS



                                                                                   JUNE 4, 1999
                                                      YEAR ENDED DECEMBER 31,      INCEPTION TO
                                                      ----------------------       DECEMBER 31,
                                                         2001        2000             2001
                                                         ----        ----             ----

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                          $ (5,810)   $ (4,766)        $(14,671)
        Adjustment to reconcile net loss to net cash
           used in operating activities:
                Accrued expenses                           (150)      2,590            3,940
                                                       --------    --------         --------

NET CASH USED IN OPERATING ACTIVITIES                    (5,960)     (2,176)         (10,731)
                                                       --------    --------         --------



CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from sale of common stock               12,050       1,438           16,738
        Increase in shareholder's loan                    1,593         140            1,733
                                                       --------    --------         --------

NET CASH PROVIDED BY FINANCING                           13,643       1,578           18,471
                                                       --------    --------         --------
       ACTIVITIES


NET INCREASE (DECREASE) IN CASH                           7,683        (598)           7,740



CASH - Beginning of period                                   57         655             --
                                                       --------    --------         --------

CASH - End of period                                   $  7,740    $     57         $  7,740
                                                       ========    ========         ========


                             The accompanying notes are an integral
                               part of these financial statements.

                                             F-13

                           CLAMSHELL ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS



1.   THE COMPANY, MANAGEMENT DISCUSSION AND PLAN OF OPERATION

     On June 4, 1999, Clamshell Enterprises, Inc. (the "Company"), a development stage company, was incorporated under the laws of the State of Nevada. The Company has been established to acquire or merge with other operating entities.


     LIQUIDITY AND CAPITAL RESOURCES

     The Company was in the development stage for the year ended December 31, 2001 and has experienced no significant change in liquidity, capital resources or stockholders' equity other than the receipt of proceeds for its operating expenses. Substantially all of such funds have been used to pay expenses incurred by the Company.

     The Company intends to carry out its plan of business of seeking to complete a merger or business acquisition transaction. In order to do so, it will require additional capital to pay ongoing expenses.


     RESULTS OF OPERATIONS

     For the year ended through December 31, 2001, the Company has engaged in no significant operations other than the acquisition of capital for general and administrative expenses and preparation for registration of its securities under the Securities Exchange Act of 1934. During this period, the Company received no operating revenues. General and administrative expenses consist primarily of professional and consulting fees.


     NEED FOR ADDITIONAL FINANCING

     The Company's existing capital will not be sufficient to meet the Company's cash needs, including the costs of completing its registration and complying with its continuing reporting obligation under the Securities Exchange Act of 1934. Accordingly, additional capital will be required.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     STATEMENT OF CASH FLOWS

     The Company considers all highly liquid debt instruments purchased with a maturity at three months or less to be cash equivalents.

     No cash was paid for interest and taxes for the period ended December 31, 2001.

                           CLAMSHELL ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     START-UP COSTS

     The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities". The SOP provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred.

     The start-up costs consist principally of professional and consulting fees.


     NET LOSS PER COMMON SHARE

     The net loss per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding at December 31, 2001.


     USE OF ESTIMATES

     The preparation of the accompanying financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.


3.   INCOME TAXES

     The Company is currently in a development stage and has not yet commenced an active trade or business, therefore, the Company did not provide any current or deferred federal or state income tax provision or benefit for any of the periods presented because to date, it has experienced operating losses. The Company has a federal net operating loss carryforward of approximately $15,000 expiring in the years 2019 through 2021. The tax benefit of this net operating loss, based on effective tax rate of 40% is approximately $6,000 and has been offset by a full valuation allowance. For the year ended December 31, 2001, based on effective tax rate of 40%, the valuation allowance increased by $2,324.

                           CLAMSHELL ENTERPRISES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS




4.   COMMON STOCK

     The Company is authorized to issue 10,000,000 shares of par value $.001 common stock. During the year ended December 31, 1999, 689,700 shares were issued at prices from $.001871 to $.10 per share to raise capital to finance the Company's operations.

     On February 23, 2000, 1,238,000 shares of common stock were issued to various shareholders for $.001 per share to raise additional capital necessary to finance the Company's operations.

     During the fourth quarter of 2001, 22,100 shares of common stock were issued to various shareholders for $.5 per share to raise additional capital necessary to finance the company's operations. The price of $.5 per share, which exceeds the book value per share, was determined as fair value by management.

     On December 19, 2001, 1,000,000 shares of common stock were issued to a shareholder for $.001 per share to raise additional capital necessary to finance the Company's operations.

     Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.


5.   RELATED PARTY TRANSACTIONS

     Since inception on June 4, 1999 through December 31, 2001, the Company had paid $6,715 in legal and administration fees to related parties.

Part III
--------

Items 1 & 2       Index to Exhibits and Description of Exhibits*
Item  3.1(a)      Articles of Incorporation*
Item  3.1(b)      Amendment to the Articles of Incorporation*
Item  3(ii)       By-Laws*
Item 10(ii)(a)    Employee Stock Option Plan*

*  Previously filed



Signatures

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 4, 2002                          By:  /s/  James Charles
                                               --------------------------------
                                                      James Charles, President



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